Exhibit 99.1
Ctrip Reports Fourth Quarter and Full Year 2009 Financial Results
Shanghai, China, February 3, 2010 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2009.
Highlights for the Fourth Quarter of 2009
•
Net revenues were RMB566 million (US$83 million) for the fourth quarter of 2009, up 43% year-on-year. Excluding net revenues attributable to ezTravel, Ctrip’s net revenues were RMB546 million (US$80 million) for the fourth quarter of 2009, up 38% year-on-year.

•	Gross margin was 77% for the fourth quarter of 2009, remaining consistent with that in the same period in 2008.

•
Income from operations was RMB189 million (US$28 million) for the fourth quarter of 2009, up 62% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB239 million (US$35 million), up 60% year-on-year.

•
Operating margin was 33% in the fourth quarter of 2009, compared to 30% during the same period in 2008. Excluding share-based compensation charges (non-GAAP), operating margin was 42%, compared to 38% during the same period in 2008.

•
Net income attributable to Ctrip’s shareholders was RMB190 million (US$28 million) in the fourth quarter of 2009, up 57% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB240 million (US$35 million), up 56% year-on-year.

•	Diluted earnings per ADS were RMB1.32 (US$0.19). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.66 (US$0.24).

•	Share-based compensation charges were RMB50 million (US$7 million), accounting for 9% of the net revenues, or RMB0.34 (US$0.05) per ADS for the fourth quarter of 2009.
Highlights for the full year 2009
•
Net revenues were RMB2.0 billion (US$291 million) in 2009, up 34% from 2008. Excluding net revenues attributable to ezTravel, net revenues were RMB1.9 billion (US$281 million) for the full year 2009, representing an increase of 29% from 2008.

•	Gross margin was 77% in 2009, compared to 78% in 2008.

•
Income from operations was RMB687 million (US$101 million) in 2009, up 49% from 2008. Excluding share-based compensation charges (non-GAAP), income from operations was RMB818 million (US$120 million) in 2009, up 39% from 2008.

•	Operating margin was 35% in 2009, compared to 31% in 2008. Excluding share-based compensation charges (non-GAAP), operating margin was 41%, compared to 40% in 2008.

•
Net income attributable to Ctrip’s shareholders was RMB659 million (US$97 million) in 2009, up 48% from 2008. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB790 million (US$116 million), up 38% from 2008.

•
Diluted earnings per ADS were RMB4.67 (US$0.68) in 2009, compared to RMB3.23 (US$0.47) in 2008. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB5.60 (US$0.82), compared to RMB4.16 (US$0.61) in 2008.

•	Share-based compensation charges were RMB131 million (US$19 million), accounting for 7% of the net revenues, or RMB0.93 (US$0.14) per ADS in 2009.

“Year 2009 was a year of challenges and opportunities. We continued to increase our market share, strengthen our vendor relationships, and enhance our customer service,” said Min Fan, President and Chief Executive Officer of Ctrip. “With the increasing travel demand in China, Ctrip is committed to working diligently to capture the opportunities ahead of us.”
Recent Developments
Change of Ratio of ADS to Ordinary Shares
Effective on January 21, 2010, Ctrip changed the ratio of its ADSs to ordinary shares from two ADSs representing one ordinary share to four ADSs representing one ordinary share. For Ctrip’s ADS holders, this ratio change had the same effect as a two-for-one ADS split.
Investment in the Travel Service Segment of Wing On Travel
In early February, 2010, Ctrip’s wholly owned subsidiary, C-Travel International Limited, entered into an agreement with Wing On Travel (Holdings) Limited, whereby C-Travel agrees to invest in and Wing On Travel agrees to sell to C-Travel, 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million (or HK$684 million) in cash. The closing of the transaction is subject to certain conditions, including approval by shareholders of Wing On Travel.
Headquartered in Hong Kong, Wing On Travel primarily operates in Hong Kong and engages in tour packages, airline ticketing, hotel reservation and inbound and outbound travel operations. Wing On Travel operates approximately 20 branches, along with a call center and the website http://www.wingontravel.com to service travelers. Wing On Travel is one of the most recognized travel brands in Hong Kong and was awarded as the “Best Travel Agency in Hong Kong” for four consecutive years since 2006. With more than 45 years in business, Wing On Travel has successfully built up a large base of loyal customers and a seasoned management team in the leisure travel market.
Through this investment, Ctrip will significantly increase its presence in Hong Kong, in addition to Mainland China and Taiwan. With Hong Kong becoming one of the most popular destinations and international travel hubs for Chinese travelers, Ctrip is able to establish a strategic position in Asia. This investment will enable Ctrip to offer more comprehensive products and elevated services to domestic, outbound and inbound travelers. Ctrip’s leading market position in the travel services industry in Mainland China combined with Wing On Travel’s solid track record in the leisure travel market will bring an innovative platform to service the increasing numbers of business and leisure travelers in the Greater China area.
James Liang, Chairman of the board of Ctrip, said, “We are pleased to enter into this transaction with Wing On Travel. Together, we will leverage Ctrip’s cutting-edge technology and Wing On Travel’s extensive expertise in leisure travel to bring our product offerings and services to a new level. Through this alliance, Ctrip is well positioned in the Greater China area to meet travelers’ onshore and offshore travel needs. This transaction will become an important milestone in Ctrip’s history. ”

Fourth Quarter and Full Year 2009 Financial Results
For the fourth quarter of 2009, Ctrip reported total revenues of RMB603 million (US$88 million), representing a 43% increase from the same period in 2008 and a 3% increase from the previous quarter in 2009.
For the full year ended December 31, 2009, total revenues were RMB2.1 billion (US$311 million), representing a 34% increase from 2008.
Hotel reservation revenues amounted to RMB279 million (US$41 million) for the fourth quarter of 2009, representing a 33% increase year-on-year, and a 7% increase quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s hotel reservation revenues were RMB275 million (US$40 million), representing a 31% increase year-on-year, primarily driven by the increase in hotel reservation volume. Excluding revenues attributable to ezTravel, Ctrip’s hotel reservation revenues increased by 7% quarter-on-quarter, primarily driven by the increase in the commission per hotel room.
For the full year ended December 31, 2009, hotel reservation revenues were RMB956 million (US$140 million), representing a 25% increase from 2008. Excluding revenues attributable to ezTravel, Ctrip’s hotel reservation revenues were RMB942 million (US$138 million) for the full year 2009, representing a 23% increase from 2008. The hotel reservation revenues accounted for 45% of the total revenues in 2009, compared to 48% in 2008.
Air ticket booking revenues for the fourth quarter of 2009 were RMB240 million (US$35 million), representing a 45% increase year-on-year, and remaining consistent with those in the previous quarter. Excluding revenues attributable to ezTravel, Ctrip’s air-ticketing revenues were RMB233 million (US$34 million) for the fourth quarter of 2009, representing a 41% increase year-on-year, primarily driven by a 33% increase in air ticketing sales volume, and a 6% increase in commission per ticket year-on-year. Excluding revenues attributable to ezTravel, Ctrip’s air-ticketing revenues remained consistent with those in the previous quarter.
For the full year ended December 31, 2009, air ticket booking revenues were RMB888 million (US$130 million), representing a 35% increase from 2008. Excluding revenues attributable to ezTravel, Ctrip’s air ticket booking revenues were RMB866 million (US$127 million), representing a 31% increase from 2008. The air ticket booking revenues accounted for 42% of the total revenues in 2009, remaining consistent with those in 2008.
Packaged-tour revenues for the fourth quarter of 2009 were RMB49 million (US$7 million), representing a 62% increase year-on-year, and an 11% decrease quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s packaged-tour revenues were RMB 41 million (US$6 million), representing a 36% increase year-on-year due to the increase of leisure travel volume, and a 5% decrease quarter-on-quarter due to the decreased volume caused by seasonality.

For the full year ended December 31, 2009, packaged tour revenues were RMB177 million (US$26 million), representing a 62% increase from 2008. Excluding revenues attributable to ezTravel, Ctrip’s packaged-tour revenues were RMB 149 million (US$22 million), representing an increase of 37% year-on-year. The packaged tour revenues accounted for 8% of the total revenues in 2009, compared to 7% in 2008.
For the fourth quarter of 2009, net revenues were RMB566 million (US$83 million), representing a 43% increase from the same period in 2008 and a 4% increase from the previous quarter. Excluding net revenues attributable to ezTravel, net revenues were RMB546 million (US$80 million), representing an increase of 38% from the same period in 2008 and a 5% increase from the previous quarter.
For the full year ended December 31, 2009, net revenues were RMB2.0 billion (US$291 million), representing a 34% increase from 2008. Excluding net revenues attributable to ezTravel, net revenues were RMB1.9 billion (US$281 million) for the full year 2009, representing an increase of 29% from 2008.
Gross margin was 77% in the fourth quarter of 2009, remaining consistent with that in the same period in 2008 and that in the previous quarter.
For the full year ended December 31, 2009, gross margin was 77%, compared to 78% in 2008.
Product development expenses for the fourth quarter of 2009 increased by 37% to RMB88 million (US$13 million) from the same period in 2008 and increased by 9% compared to the previous quarter, primarily due to an increase of product development personnel and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 13% of the net revenues, compared to 14% in the same period last year and in the previous quarter.
For the full year ended December 31, 2009, product development expenses were RMB308 million (US$45 million), representing an increase of 31% from 2008. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, remaining consistent with those in 2008.
Sales and marketing expenses for the fourth quarter of 2009 increased by 20% to RMB98 million (US$14 million) from the same period in 2008 and 4% from the previous quarter, primarily due to the increase of marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 16% of the net revenues, decreasing from 19% in the same period last year and 17% in the previous quarter.
For the full year ended December 31, 2009, sales and marketing expenses were RMB345 million (US$51 million), representing an increase of 20% from 2008. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 16% of the net revenues, decreasing from 18% in 2008.
General and administrative expenses for the fourth quarter of 2009 increased by 51% to RMB62 million (US$9 million) from the same period in 2008 and 32% from the previous quarter, primarily due to an increase of administrative personnel and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, remaining consistent with those in the same period in 2008 and in the previous quarter.

For the full year ended December 31, 2009, general and administrative expenses were RMB196 million (US$29 million), representing a 14% increase from 2008. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, remaining consistent with those in 2008.
Income from operations for the fourth quarter of 2009 was RMB189 million (US$28 million), representing an increase of 62% from the same period in 2008 and a decrease of 5% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB239 million (US$35 million), increasing by 60% from the same period in 2008 and by 6% from the previous quarter.
For the full year ended December 31, 2009, income from operations was RMB687 million (US$101 million), representing an increase of 49% from 2008. Excluding share-based compensation charges (non-GAAP), income from operations was RMB818 million (US$120 million), increasing by 39% from 2008.
Operating margin was 33% in the fourth quarter of 2009, compared to 30% in the fourth quarter of 2008 and 37% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 42%, compared to 38% in the fourth quarter of 2008 and 41% in the previous quarter.
For the full year ended December 31, 2009, operating margin was 35%, compared to 31% in 2008. Excluding share-based compensation charges (non-GAAP), operating margin was 41%, compared to 40% in 2008.
Net income attributable to Ctrip’s shareholders for the fourth quarter of 2009 was RMB190 million (US$28 million), representing a 57% increase from the same period in 2008, and a 1% increase from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB240 million (US$35 million), representing an increase of 56% from the same period in 2008, and an increase of 11% from the previous quarter.
For the full year ended December 31, 2009, net income attributable to Ctrip’s shareholders was RMB659 million (US$97 million), representing an increase of 48% from 2008. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB790 million (US$116 million), representing an increase of 38% from 2008.
The effective tax rate for the fourth quarter of 2009 was 20%, increased from 2% in the same period of 2008, primarily because in the fourth quarter of 2008, the preferential tax rate of 15% was retroactively applied to certain PRC subsidiaries of Ctrip, which obtained approval for the High and New Technology Enterprise (“HNTE”) status, from January 1, 2008. The effective tax rate for the fourth quarter of 2009 increased from 13% in the previous quarter, primarily due to the increase in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.

The effective tax rate for the full year ended December 31, 2009 was 17%, compared to 19% in 2008, primarily due to the decrease in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.
Diluted earnings per ADS were RMB1.32 (US$0.19) for the fourth quarter of 2009. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.66 (US$0.24).
For the full year ended December 31, 2009, diluted earnings per ADS were RMB4.67 (US$0.68), compared to RMB3.23 (US$0.47) in 2008. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB5.60 (US$0.82), compared to RMB4.16 (US$0.61) in 2008.
As of December 31, 2009, the balance of cash, restricted cash and short-term investment was RMB1.7 billion (US$253 million).
Business Outlook
For the first quarter of 2010, the Company expects to continue the year-on-year net revenue growth at a rate of approximately 30%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.
Conference Call
Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on February 2, 2010 (or 9:00AM on February 3, 2010 in the Shanghai/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for 1 month at this website.
The dial-in details for the live conference call: U.S. Toll Free Number +1.888.679.8034, International dial-in number +1.617.213.4847, Passcode 72400835. For pre-registration, please click
https://www.theconferencingservice.com/prereg/key.process?key=PYCKN6G9G.
A telephone replay of the call will be available after the conclusion of the conference call through February 10, 2010. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888; Passcode 36344086.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in China, Hong Kong, Macau or Taiwan, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of February 3, 2010, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC718, “Stock Compensation” for 2009 and 2008. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.
Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodation, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information, please contact:
June Zhu
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: jun_zhu@ctrip.com
Lin Zhang
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12920
Email: z_lin@ctrip.com

Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash	1,069,827,364	1,434,618,382	210,172,781
Restricted cash	6,600,000	113,150,289	16,576,611
Short-term investment	176,585,908	180,183,917	26,397,093
Accounts receivable, net	274,302,454	420,579,005	61,615,172
Prepayments and other current assets	95,150,506	134,318,164	19,677,722
Deferred tax assets	8,840,772	23,446,059	3,434,867

Total current assets	1,631,307,004	2,306,295,816	337,874,246

Long-term deposits	145,500,002	143,195,191	20,978,214
Land use rights	111,510,231	108,922,018	15,957,166
Property, equipment and software	346,117,083	550,506,595	80,649,672
Investment	318,826,459	658,051,285	96,405,058
Goodwill	63,689,736	322,936,838	47,310,514
Intangible assets	24,498,763	66,851,954	9,793,866

Total assets	2,641,449,278	4,156,759,697	608,968,736

LIABILITIES
Current liabilities:
Accounts payable	138,657,593	291,045,743	42,638,442
Salary and welfare payable	65,590,151	130,539,660	19,124,168
Taxes payable	54,745,686	142,256,695	20,840,724
Advances from customers	187,576,416	276,792,049	40,550,264
Accrued liability for customer reward program	58,046,062	88,254,996	12,929,430
Other payables and accruals	121,421,617	229,652,319	33,644,255

Total current liabilities	626,037,525	1,158,541,462	169,727,283

Deferred tax liabilities, non-current	—	11,509,937	1,686,215
Other long-term payables	812,500	—	—

Total liabilities	626,850,025	1,170,051,399	171,413,498

SHAREHOLDERS’ EQUITY
Share capital	2,761,259	2,801,334	410,398
Additional paid-in capital	967,687,772	1,219,815,250	178,703,944
Statutory reserves	75,948,298	72,489,182	10,619,725
Accumulated other comprehensive loss	(95,046,427)	(77,742,443)	(11,389,333)
Retained Earnings	1,060,620,258	1,707,684,596	250,177,207

Total Ctrip’s shareholders’ equity	2,011,971,160	2,925,047,919	428,521,941

Noncontrolling interests *	2,628,093	61,660,379	9,033,297

Total shareholders’ equity	2,014,599,253	2,986,708,298	437,555,238

Total liabilities and shareholders’ equity	2,641,449,278	4,156,759,697	608,968,736

*	It reflects implementation of ASC810 (formerly referred to as SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”)

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2008	September 30, 2009	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	210,656,475	262,280,259	279,396,387	40,931,802
Air-ticketing	165,617,198	241,144,278	240,088,420	35,173,152
Packaged tour	30,249,085	54,733,097	48,974,158	7,174,755
Others	16,222,294	25,242,271	34,443,405	5,045,987

Total revenues	422,745,052	583,399,905	602,902,370	88,325,696

Less: business tax and related surcharges	(26,410,272)	(37,970,770)	(37,188,892)	(5,448,203)

Net revenues	396,334,780	545,429,135	565,713,478	82,877,493

Cost of revenues	(92,537,662)	(124,352,706)	(128,218,158)	(18,784,066)

Gross profit	303,797,118	421,076,429	437,495,320	64,093,427

Operating expenses:
Product development *	(64,126,567)	(80,758,571)	(88,084,277)	(12,904,419)
Sales and marketing *	(81,462,069)	(93,931,484)	(97,816,552)	(14,330,206)
General and administrative *	(41,248,253)	(47,188,825)	(62,342,757)	(9,133,266)

Total operating expenses	(186,836,889)	(221,878,880)	(248,243,586)	(36,367,891)

Income from operations	116,960,229	199,197,549	189,251,734	27,725,536

Interest income	6,355,910	4,340,502	4,687,828	686,771
Other income	51,802	2,625,101	30,225,954	4,428,127

Income before income tax expense and equity in income	123,367,941	206,163,152	224,165,516	32,840,434

Income tax expense	(1,957,339)	(26,809,547)	(44,662,623)	(6,543,111)
Equity in income of affiliates	—	11,573,606	14,714,676	2,155,712

Net income	121,410,602	190,927,211	194,217,569	28,453,035

Less: Net income attributable to noncontrolling interests**	36,850	(2,410,490)	(4,011,756)	(587,726)

Net income attributable to Ctrip’s shareholders	121,447,452	188,516,721	190,205,813	27,865,309

Earnings per ordinary share
- Basic	3.63	5.59	5.60	0.82
- Diluted	3.57	5.30	5.28	0.77

Earnings per ADS
- Basic	0.91	1.40	1.40	0.21
- Diluted	0.89	1.32	1.32	0.19

Weighted average ordinary shares outstanding
- Basic	33,448,570	33,703,516	33,967,802	33,967,802
- Diluted	34,032,673	35,602,373	36,025,042	36,025,042

* Share-based compensation charges included are as follows:

Product development	8,588,988	7,021,263	12,319,485	1,804,815
Sales and marketing	4,769,181	3,902,164	6,896,401	1,010,328
General and administrative	19,134,797	16,043,286	30,390,027	4,452,164

**	It reflects implementation of ASC810 (formerly referred to as SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”)

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Year Ended	Year Ended	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	763,726,817	955,824,020	140,029,010
Air-ticketing	659,398,301	888,010,580	130,094,285
Packaged tour	109,244,749	177,298,953	25,974,443
Others	55,968,929	101,428,423	14,859,348

Total revenues	1,588,338,796	2,122,561,976	310,957,086

Less: business tax and related surcharges	(106,334,164)	(134,555,018)	(19,712,421)

Net revenues	1,482,004,632	1,988,006,958	291,244,665

Cost of revenues	(326,610,463)	(450,602,773)	(66,013,679)

Gross profit	1,155,394,169	1,537,404,185	225,230,986

Operating expenses:
Product development *	(235,800,504)	(308,451,348)	(45,188,378)
Sales and marketing *	(286,693,188)	(345,289,299)	(50,585,168)
General and administrative *	(171,693,601)	(196,297,316)	(28,757,719)

Total operating expenses	(694,187,293)	(850,037,963)	(124,531,265)

Income from operations	461,206,876	687,366,222	100,699,721

Interest income	31,100,097	17,392,472	2,548,011
Other income	54,944,595	60,801,280	8,907,438

Income before income tax expense and equity in income	547,251,568	765,559,974	112,155,170

Income tax expense	(102,913,404)	(131,658,085)	(19,288,018)
Equity in income of affiliates	—	32,869,419	4,815,397

Net income	444,338,164	666,771,308	97,682,549

Less: Net income attributable to noncontrolling interests**	(230,291)	(7,797,686)	(1,142,368)

Net income attributable to Ctrip’s shareholders	444,107,873	658,973,622	96,540,181

Earnings per ordinary share
- Basic	13.32	19.62	2.87
- Diluted	12.90	18.69	2.74

Earnings per ADS
- Basic	3.33	4.90	0.72
- Diluted	3.23	4.67	0.68

Weighted average ordinary shares outstanding
- Basic	33,352,845	33,592,334	33,592,334
- Diluted	34,424,549	35,250,335	35,250,335

* Share-based compensation charges included are as follows:

Product development	32,666,099	33,862,928	4,960,947
Sales and marketing	18,815,878	18,864,102	2,763,607
General and administrative	77,035,498	77,801,797	11,398,028

**	It reflects implementation of ASC810 (formerly referred to as SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”)

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended December 31, 2009
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(88,084,277)	16%	12,319,485	2%	(75,764,792)	13%
Sales and marketing	(97,816,552)	17%	6,896,401	1%	(90,920,151)	16%
General and administrative	(62,342,757)	11%	30,390,027	5%	(31,952,730)	6%

Total operating expenses	(248,243,586)	44%	49,605,913	9%	(198,637,673)	35%

Income from operations	189,251,734	33%	49,605,913	9%	238,857,647	42%

Net income attributable to Ctrip’s shareholders	190,205,813	34%	49,605,913	9%	239,811,726	42%

Diluted earnings per ordinary share (RMB)	5.28		1.38		6.66

Diluted earnings per ADS (RMB)	1.32		0.34		1.66

Diluted earnings per ADS (USD)	0.19		0.05		0.24

	Quarter Ended September 30, 2009
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(80,758,571)	15%	7,021,263	1%	(73,737,308)	14%
Sales and marketing	(93,931,484)	17%	3,902,164	1%	(90,029,320)	17%
General and administrative	(47,188,825)	9%	16,043,286	3%	(31,145,539)	6%

Total operating expenses	(221,878,880)	41%	26,966,713	5%	(194,912,167)	36%

Income from operations	199,197,549	37%	26,966,713	5%	226,164,262	41%

Net income attributable to Ctrip’s shareholders	188,516,721	35%	26,966,713	5%	215,483,434	40%

Diluted earnings per ordinary share (RMB)	5.30		0.76		6.05

Diluted earnings per ADS (RMB)	1.32		0.19		1.51

Diluted earnings per ADS (USD)	0.19		0.03		0.22

	Quarter Ended December 31, 2008
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(64,126,567)	16%	8,588,988	2%	(55,537,579)	14%
Sales and marketing	(81,462,069)	21%	4,769,181	1%	(76,692,888)	19%
General and administrative	(41,248,253)	10%	19,134,797	5%	(22,113,456)	6%

Total operating expenses	(186,836,889)	47%	32,492,966	8%	(154,343,923)	39%

Income from operations	116,960,229	30%	32,492,966	8%	149,453,195	38%

Net income attributable to Ctrip’s shareholders	121,447,452	31%	32,492,966	8%	153,940,418	39%

Diluted earnings per ordinary share (RMB)	3.57		0.95		4.52

Diluted earnings per ADS (RMB)	0.89		0.24		1.13

Diluted earnings per ADS (USD)	0.13		0.03		0.17

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Year Ended December 31, 2009
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(308,451,348)	16%	33,862,928	2%	(274,588,420)	14%
Sales and marketing	(345,289,299)	17%	18,864,102	1%	(326,425,197)	16%
General and administrative	(196,297,316)	10%	77,801,797	4%	(118,495,519)	6%

Total operating expenses	(850,037,963)	43%	130,528,827	7%	(719,509,136)	36%

Income from operations	687,366,222	35%	130,528,827	7%	817,895,049	41%

Net income attributable to Ctrip’s shareholders	658,973,622	33%	130,528,827	7%	789,502,449	40%

Diluted earnings per ordinary share (RMB)	18.69		3.70		22.40

Diluted earnings per ADS (RMB)	4.67		0.93		5.60

Diluted earnings per ADS (USD)	0.68		0.14		0.82

	Year Ended December 31, 2008
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(235,800,504)	16%	32,666,099	2%	(203,134,405)	14%
Sales and marketing	(286,693,188)	19%	18,815,878	1%	(267,877,310)	18%
General and administrative	(171,693,601)	12%	77,035,498	5%	(94,658,103)	6%

Total operating expenses	(694,187,293)	47%	128,517,475	9%	(565,669,818)	38%

Income from operations	461,206,876	31%	128,517,475	9%	589,724,351	40%

Net income attributable to Ctrip’s shareholders	444,107,873	30%	128,517,475	9%	572,625,348	39%

Diluted earnings per ordinary share (RMB)	12.90		3.73		16.63

Diluted earnings per ADS (RMB)	3.23		0.93		4.16

Diluted earnings per ADS (USD)	0.47		0.14		0.61
Notes for all the financial schedules presented:

Note 1:	The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8259 on December 31, 2009 published by the Federal Reserve Board.

Note 2:
Effective on January 21, 2010, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from two (2) ADSs representing one (1) ordinary shares to four (4) ADSs representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.